UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Explanatory note

This report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-272539 of Credit Suisse AG.

Exhibit 5.1:	Opinion of Latham & Watkins LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
Exhibit 5.2:	Opinion of Homburger AG, Swiss counsel to the Company, with respect to the Notes, as to certain matters under Swiss law.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

Date: April 23, 2024	By:	/s/ Theis Wenke
		Name:	Theis Wenke
		Title:	Authorized Officer

	By:	/s/ Christopher Chadie
		Name:	Christopher Chadie
		Title:	Authorized Officer

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